STOLT-NIELSEN S.A.                                             [GRAPHIC OMITTED]

c/o Stolt-Nielsen Ltd.         Tel: +44 207 611 8960
Aldwych House                  Fax: +44 207 611 8965
71-91 Aldwych                  www.stolt-nielsen.com
London WC2B 4HN
United Kingdom

   STOLT-NIELSEN S.A. RESCHEDULES ANNUAL GENERAL MEETING AND DIVIDEND PAYMENT

London, England - May 8, 2007 - Stolt-Nielsen S.A. (NasdaqNM: SNSA; Oslo Bors:
SNI) today announced that the Annual General Meeting of shareholders has been rescheduled to Thursday, June 14, 2007 at 2:00 p.m. local time at the offices of Services Generaux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg. All shareholders of record as of May 15, 2007 will be entitled to vote at the meeting.

DIVIDEND
A final 2006 dividend of $0.50 per Common Share will be payable on July 5, 2007 to shareholders of record as of June 20, 2007. In accordance with the normal settlement practice, the shares will trade ex-dividend on and after June 18, 2007 (two business days prior to the June 20, 2007 record date).

The dividend, which has been recommended by the Company's Board of Directors and is subject to shareholder approval, will be voted on at the Company's Annual General Meeting of Shareholders.

DIVIDEND PAYMENT ARRANGEMENTS FOR ADR HOLDERS
On April 19, 2007, Stolt-Nielsen announced its intention to delist its American Depositary Shares (ADSs) from the Nasdaq Global Select Market and terminate its American Depositary Receipt program. The Company expects that the last day of trading of ADSs on the Nasdaq Global Select Market will be on or about
May 21, 2007 and that the ADR program will be terminated on May 24, 2007.

As the dividend payment date falls after the termination of the ADR program, Citibank will not distribute the dividend to those ADR holders who have not surrendered their ADRs and requested delivery of the underlying Company shares before the dividend record date of June 20, 2007. ADR holders who fail to convert their ADRs by the record date may subsequently claim their dividend upon submission of their ADRs for cancellation and conversion to Common Stock.

CONTACTS:

     Nicola Savage
     Hudson Sandler
     U.K. +44 (0) 20 7796 4133
     Stolt-Nielsen@hspr.com

     Jan Chr. Engelhardtsen
     U.K. +44 (0) 20 7611 8972
     jengelhardtsen@stolt.com

ABOUT STOLT-NIELSEN S.A.
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Stolt-Nielsen S.A. (the "Company") is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The Company, through the parcel tanker, tank container, terminal, rail and barge services of its wholly owned subsidiary Stolt-Nielsen Transportation Group, provides integrated transportation for its customers. Stolt Sea Farm, wholly owned by the Company, produces and markets high quality turbot and sturgeon, and caviar.

FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the general economic conditions and competition in the markets and businesses in which the Company operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which the Company operates; changes in the supply of and demand for the products we transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that we transport; prevailing market rates for the transportation services that the Company offers and the fish products that the Company sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing the Company's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the Company's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing the Company's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

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